                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

               RESOURCES ACCRUED MORTGAGE INVESTORS SERIES 2, L.P.
               ---------------------------------------------------
                                (Name of Issuer)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      -------------------------------------
                         (Title of Class of Securities)

                                      NONE
                                      ----
                             (CUSIP Number of Class
                                 of Securities)
                             -----------------------

                                David J. Heymann
                               Post & Heymann, LLP
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                 (516) 681-3636

   ---------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                        Page 1 of 11


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CUSIP NO.  None                     13D                           Page 2 of 11
           ----


--------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Bighorn Associates LLC
               I.R.S. I.D. No.  11-3516771
--------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group *

                                                            (a) [ ]

                                                            (b) [ ]
--------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------
4.  Sources of Funds *

                         WC
--------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                                [ ]
--------------------------------------------------------------------
6.  Citizenship or Place of Organization

               Delaware
--------------------------------------------------------------------
Number          7.   Sole Voting Power        14,074
of                   ______________________________________________
Shares          8.   Shared Voting Power       - 0 -
Beneficially         ______________________________________________
Owned by Each   9.   Sole Dispositive Power   14,074
Reporting            ______________________________________________
Person With    10.   Shared Dispositive Power  - 0 -
--------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     14,074 Units

--------------------------------------------------------------------

CUSIP NO.  None                     13D                           Page 3 of 11
           ----


------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                                                               [  ]
------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     7.489%

------------------------------------------------------------------
14.  Type of Reporting Person*

     OO

------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  None                     13D                           Page 4 of 11
           ----



--------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Presidio Partnership II Corp.
               I.R.S. I.D. No.  06-1458203
--------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group *

                                                            (a) [ ]

                                                            (b) [ ]
--------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------
4.  Sources of Funds *

                         WC

--------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                                [ ]
--------------------------------------------------------------------
6.  Citizenship or Place of Organization

               Delaware

--------------------------------------------------------------------
Number         7.  Sole Voting Power        17,402
of                 ______________________________________________
Shares         8.  Shared Voting Power          60
Beneficially       ______________________________________________
Owned by Each  9.  Sole Dispositive Power   17,402
Reporting          ______________________________________________
Person With   10.  Shared Dispositive Power     60
--------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     17,462 Units

------------------------------------------------------------------

CUSIP NO.  None                     13D                           Page 5 of 11
           ----


--------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                                                                [  ]
--------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     9.292%

--------------------------------------------------------------------
14.  Type of Reporting Person*

     CO

--------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  None                     13D                           Page 6 of 11
           ----




--------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Presidio Capital Investment Company, LLC
               I.R.S. I.D. No.  06-1509220
--------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group *

                                                            (a) [ ]

                                                            (b) [ ]
--------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------
4.  Sources of Funds *

                         WC

--------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                                [ ]
--------------------------------------------------------------------
6.  Citizenship or Place of Organization

               Delaware
--------------------------------------------------------------------
Number         7.  Sole Voting Power            309
of                 ______________________________________________
Shares         8.  Shared Voting Power       31,893
Beneficially       ______________________________________________
Owned by Each  9.  Sole Dispositive Power       309
Reporting          ______________________________________________
Person With   10.  Shared Dispositive Power  31,893
--------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     31,893 Units

--------------------------------------------------------------------

CUSIP NO.  None                     13D                           Page 7 of 11
           ----

--------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                                                                [ ]
--------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     16.972%

--------------------------------------------------------------------
14.  Type of Reporting Person*

     OO

--------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to limited partnership units ("Units") of Resources Accrued Mortgage Investors Series 2, L.P., a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142.

         Item 2.  Identity and Background.

         (a) This statement is being filed by each of Bighorn Associates, LLC, a Delaware limited liability company, Presidio Partnership II Corp., a Delaware corporation, and Presidio Capital Investment Company, LLC, a Delaware limited liability company.

         (b) The principal business address of each of the filers is as follows:

         Bighorn Associates LLC                      5 Cambridge Center
                                                     9th Floor
                                                     Cambridge, MA 02142

         Presidio Partnership II Corp.               5 Cambridge Center
                                                     9th Floor
                                                     Cambridge, MA 02142

         Presidio Capital Investment
                  Company LLC                        527 Madison Avenue
                                                     16th Floor
                                                     New York, NY 10022

         (c) The principal business of Bighorn Associates LLC and Presidio Partnership II Corp. is investing in limited partnership units for their own account. The principal business of Presidio Capital Investment Company LLC is a holding company.

         (d) and (e) During the last five years, neither Bighorn Associates LLC, Presidio Partnership II Corp. nor Presidio Capital Investment Company LLC has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         Item 3.  Source and Amount of Funds of Other Consideration.

         The Units purchased by Bighorn Associates LLC, Presidio Partnership II Corp. and Presidio Capital Investment Company, LLC were pursuant to private transactions. The source of the funds needed to acquire the Units were provided from the respective filers working capital. The 14,074 Units acquired by Bighorn Associates LLC were purchased for an aggregate price of $1,477,770.

         Item 4.  Purpose of Transaction.

         Bighorn Associates, LLC, Presidio Partnership II Corp. and Presidio Capital Investment Company, LLC acquired the Units with a view towards making a profit. Each of Bighorn Associates, LLC, Presidio Partnership II Corp. and Presidio Capital Investment Company, LLC reserves the right to and expects to continue to acquire Units through privately negotiated secondary market transactions. Any such acquisitions may be at prices higher or lower than those previously paid by the filers. At present, none of Bighorn Associates, LLC, Presidio Partnership II Corp. and Presidio Capital Investment Company, LLC has any intention to (i) dispose of a significant amount of its Units, (ii) propose any extraordinary transaction such as a merger, reorganization or liquidation of the Issuer, or a sale of a material amount of the Issuer's assets, (iii) propose a change in the management of the Issuer, (iv) propose a change in the capitalization of the Issuer, or (v) propose any other material change to the current structure and operation of the Issuer.

         Item 5.  Interest of Securities of the Issuer.

         (a) Bighorn Associates LLC owns 14,074 Units representing 7.489% of the total outstanding Units. Presidio Partnership II Corp. owns 17,462 representing 9.292% of the total outstanding Units. Presidio Capital Investment Company, LLC owns 309 Units representing less than one percent of the total outstanding Units. As a result of Presidio Capital Investment Company, LLC being the ultimate 100% owner of both Bighorn Associates LLC and Presidio Partnership II Corp, Presidio Capital Investment Company may be deemed to beneficially own the Units owned by Bighorn Associates LLC and Presidio Partnership II Corp. Bighorn Associates LLC, Presidio Partnership II Corp. and Presidio

Capital Investment Company LLC own in the aggregate 31,893 Units or 16.972% of the total Units outstanding.

         (b) Bighorn Associates LLC has the sole power to vote and dispose of 14,074 Units. Presidio Partnership II Corp. has the sole power to vote and dispose of 17,402 Units and has shared power to vote and dispose of an additional 60 Units. Presidio Capital Investment Company LLC has the sole power to vote and dispose of 309 Units.

         (c) Bighorn Associates LLC acquired 14,074 Units for a purchase price of $105 per Unit effective June 1, 2000. the Units were acquired from non-affiliated third parties in a privately negotiated transaction

         (d)  Not applicable

         (e)  Not applicable

                                                                     Page 4 of 5


         Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

         None. Bighorn Associates LLC, Presidio Partnership II Corp. and Presidio Capital Investment Company, LLC are affiliates of the general partners of the Issuer.

         Item 7.  Materials to be Filed as Exhibits.

         None

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2000               BIGHORN ASSOCIATES LLC

                                   By:      Presidio Capital Investment
                                             Company, LLC, member

                                            By  /s/ David G. King, Jr.___
                                              ------------------------
                                                    David G. King, Jr.
                                                    President

                                   PRESIDIO PARTNERSHIP II CORP.


                                   By:         /s/ David G. King, Jr.
                                      -----------------------------------------
                                                   David G. King, Jr.
                                                   Vice President


                                   PRESIDIO CAPITAL INVESTMENT
                                    COMPANY, LLC

                                   By:         /s/ David G. King, Jr.___
                                      -----------------------------------------
                                                  David G. King, Jr.
                                                  President

                                                                   Page 11 of 11